OPERATING AGREEMENT
OF
TRIPLE DOUBLE CROWN, LLC
(A FLORIDA LIMITED LIABILITY COMPANY)

This LLC Operating Agreement (this "Agreement") is made this 16 day of April, 2020, between Nathan Nazario, Chad Bonham, Ash Greyson, (each a "Member" and collectively referred to as the "Members"). The parties agree as follows:

I.   Introductory Provisions

1. Name. The name of the company shall be Triple Double Crown LLC (the "Company").

2. Principal Place of Business. The Company's principal place of business shall be at 500 W Keene Road, Apopka, FL 32703.

3. Purpose. The purpose of the Company is to engage in the development, production, marketing, distribution, and commercial exploitation of the feature film motion picture tentatively titled "The Battle for Brandon" (the "Picture").

4. Registered Agent. Nathan Nazario is the Company's initial registered agent. The registered office is 500 W Keene Road, Apopka, FL 32703.

5. Term. The term of the Company commences on April 16, 2020 and shall continue until dissolved pursuant to this Agreement.

6. Limitation of Liability. The liability of each Member and each employee of the Company shall be limited to the fullest extent provided by law.

7. Names and Addresses of Members. The Members' names and addresses are attached as Exhibit 1 to this Agreement.

8. Fiscal Year. The fiscal year of the Company shall end on December 31, 2020.

II.   Membership Interests, Voting and Management

1. Initial Members. The initial Members are those identified in Exhibit 1.

2. Classification of Membership Interests. The Company shall issue Class A Voting Capital ("Voting Capital") to the voting members ("the Voting Members'). The Voting Members have the right to vote in proportion to their respective Percentage Voting Interest ("PVI"). The PVI shall be calculated by dividing the individual Member's Voting Capital by the total Voting Capital. The Company shall issue Class B, Nonvoting Capital ("Nonvoting Capital") to the Members who have no right to vote on any matters. The membership interests and class are included in Exhibit 1.

3. Percentage Ownership. The percentage ownership shall be calculated by combining the total of a Member's Voting Capital and Nonvoting Capital and dividing the sum by the total of all the Members' Voting and Nonvoting Capital. The initial percentages are included in Exhibit 1.

4. Management by Voting Members. The Voting Members shall manage the Company and vote upon all matters upon which the Members have the right to in proportion to their PVI. The nonvoting Members have no right to vote or participate in management. The Voting Members may only act with majority-in-interest.

5. Quorum. The Members holding 66% of the Voting Capital in the Company represented in person, by telephonic participation, or by proxy, shall constitute a quorum at any meeting of the Voting Members.

6. Action by Voting Members Without a Meeting. Any action required or permitted by law, this Agreement, or the Articles of Organization of the Company, to be taken at any meeting of Voting Members may be taken without a meeting, without prior notice and without a vote, provided that the action is taken by all of the Voting Members. The foregoing actions shall be evidenced by written consents describing the action taken, dated and signed by all of the Managers and delivered to the Company in accordance with Florida law.

7. Delegation. The Members may delegate their powers but not their responsibilities, including voting, to officers or agents or employees of the Company.

8. Transfer. No Member may transfer any interest without the unanimous consent of all Members (excluding the proposed transferor and transferee).

9. New Members. New or additional members may be admitted at any time by affirmative vote of all the Members.

III. Capital Contributions

1. Initial Contributions. The Members initially shall contribute capital as described in Exhibit 2 of this Agreement. The contribution percentages and totals in the schedule shall be adjusted as they change to reflect the admission of new Members or any other event.

2. Additional Contributions. No Member shall be obligated to make any additional contribution to the Company's capital without the prior unanimous consent of the Members.

3. Interest. The Members are not entitled to interest or other compensation on their capital contributions except as expressly provided in this Agreement.

4. Return. No Member has any right to any return of capital or other distribution except as expressly provided in this Agreement. No Member has any drawing account in the Company.

IV. Allocation of Profits and Losses

1. Profits/Losses. For accounting and tax purposes, net profits or net losses shall be determined on an annual basis. Profits and losses will be distributed in proportion to each Member's relative capital interest in the Company as set forth in Exhibit 1.

2. Distributions. The Members shall distribute funds annually or, if determined as necessary by the Voting Members, at more frequent intervals. No Member has the right to demand or receive distribution in any form other than money. No Member may be compelled to accept distribution of assets in lieu of money, except on dissolution and winding up of the Company.

V. Salaries, Reimbursement, and Expenses

1. Organization Expenses. All expenses in connection with the management and organization of the Company will be paid by the Company.

2. Salary. No salary will be paid for performance of duties under this Agreement unless approved in writing by a majority of the Members.

3. Legal and Accounting Services. The Company may obtain legal and accounting services to the extent reasonably necessary.

VI. Records, Reporting and Bank Accounts

1. Books. The Company shall maintain complete and accurate accounts in proper books of all transactions.

2. Records. The Company shall maintain at its principal office the following: (a) the full name and last known business or residence address of each Member; (b) records detailing all capital accounts, including entries for contributions and distributions, ownership interest, percentage ownership, and voting interests; (c) a copy of the certificate of formation of the Company and any and all amendments; (d) copies of all federal ,state, and local income tax or returns and reports for the six most recent taxable years; (e) a copy of this Agreement and any amendments; (f) copies of financial statements of the Company for the six most recent fiscal years; (g) the books or records as related to the internal affairs of the Company; and (h) true and full information regarding the status of the business and financial conditions of the Company, including the amount of cash and description of the agreed value of any property or services contributed or that will be contributed by Members.

3. Accountings. At the close of each fiscal year, the Voting Members shall make a full and accurate accounting of the affairs of the Company, including a balance sheet, a profit and loss statement, and a statement of the Members' equity showing the respective capital accounts and distributions, if any, and any other information necessary for a complete and fair presentation of the financial condition of the Company.

4. Inspection. Each Member has the right, on reasonable request related to their interest as a Member, to: (a) inspect and copy during normal business hours any of the Company's records described above; (b) obtain from the Company promptly after becoming available a copy of the Company's federal, state, and local income taxes and returns for each fiscal year.

5. Bank Accounts. The bank accounts of the Company shall be maintained in such banking institutions as the Voting Members shall determine in their sole and absolute discretion. All funds of the Company shall be deposited in the name of the Company in such bank account or accounts as shall be determined by the Voting Members. The funds in such accounts shall be used solely for the Business of the Company. All withdrawals therefrom shall be made on checks or drafts signed on behalf of the Company by such Person or Persons, as the Voting Members shall designate and authorize.

VII. Dissolution and Liquidation

1. Dissolution. The Company shall be dissolved upon the occurrence of any the following:
  a. Unanimous decision of the Members.
  b. Bankruptcy, death, dissolution, expulsion, incapacity, or withdrawal of any Member unless a majority-in-interest gives written consent to continue.
  c. As required by law or judicial decree.

2. Winding Up and Distribution. Upon dissolution of the Company one or more Members elected by a majority-in-interest shall be the liquidating Member(s) ("Liquidating Member"). The Liquidating Member shall wind up the Company's affairs, liquidate the property and assets, and terminate any remaining business. The Liquidating Member(s) shall give a full accounting of the assets and liabilities. The assets and liabilities may be liquidated by selling the assets and distributing the net proceeds. The proceeds of the liquidation shall be distributed in this order: (1) the expenses of liquidation; (2) debts and liabilities of the Company (including debts of the Company to the Members or affiliates); (3) a reserve for contingent or unforeseen liabilities or obligations to third parties (to be held in escrow by an agent chosen by the Liquidating Member); (4) to the Members per their membership interests. The Members shall have the first opportunity to make bids for any portion of the assets and the assets shall not be sold to an outsider except only for a higher price.

VIII. Indemnification

1. Members. No Member shall be liable to the Company or to the other Members for damages or otherwise with respect to any actions taken in good faith and reasonably believed to be in the best interests of the Company, unless the Member has committed fraud, gross negligence, willful or want misconduct, or a material breach of this Agreement or the fiduciary duties of the Member.

2. Indemnification by Company. The Company shall indemnify, hold harmless and defend the Members in their capacity as Members, managers, or officers, from and against any loss, expense, damage, or injury sustained as a result of any acts or omissions arising out of their activities on behalf of the Company or in the Company's interest, unless the Member has committed fraud, gross negligence, willful or want misconduct, or a material breach of this Agreement or the fiduciary duties of the Member.

3. Indemnification by Members. The Members agree to indemnify and defend the Company, including the other Members and each of their respective employees, agents, partners, shareholders, officers, and directors; and hold them harmless from and against any and all claims, liabilities, damages, costs, and expenses arising out of any breach of this Agreement by that Member.

4. Insurance. The Company shall have the power to purchase and maintain insurance on behalf of any person who is or was a Member or agent of the Company against any liability asserted against the person arising out of their status as a Member or agent of the Company, regardless of whether the Company would have power to indemnify such person against liability under this Agreement or applicable law.

IX. Miscellaneous

1. Dispute Resolution. Any dispute arising out of or related to this Agreement that the Members are unable to resolve by themselves shall be settled by arbitration in the State of Florida in accordance with the rules of the American Arbitration Association. The written decision of the arbitrator(s), as applicable, shall be final and binding on the Members. Judgment on a monetary award or enforcement of injunctive or specific performance relief granted by the arbitrator(s) may be entered in any court having jurisdiction over the matter.

2. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Members and their respective legal representatives, heirs, administrators, executors, successors and permitted assigns.

3. Severability. If any provision of this Agreement is held to be invalid, illegal or unenforceable in whole or in part, the remaining provisions shall not be affected and shall continue to be valid, legal and enforceable as though the invalid, illegal or unenforceable parts had not been included in this Agreement.

4. Governing Law. The terms of this Agreement shall be governed by and construed in accordance with the laws of the State of Florida, not including its conflicts of law provisions.

5. Further Assurances. At the written request of one Member, the other Members shall execute and deliver such other documents and take such other actions as may be reasonably necessary to effect the terms of this Agreement.

6. Headings. The section headings herein are for reference purposes only and shall not otherwise affect the meaning, construction or interpretation of any provision in this Agreement.

7. Entire Agreement. This Agreement contains the entire understanding between the Members and supersedes and cancels all prior agreements of the Members, whether oral or written, with respect to such subject matter.

8. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together, shall constitute one and the same document.

9. Amendment. This Agreement may be amended or modified only by a written agreement signed by all of the Members.

10. Notices. Any notice or other communication given or made to any Member under this Agreement shall be in writing and delivered by hand, sent by overnight courier service or sent by certified or registered mail, return receipt requested, to the address in Exhibit 1 or to another address as that Member may subsequently designate by notice and shall be deemed given on the date of delivery.

11. Waiver. No Member shall be deemed to have waived any provision of this Agreement or the exercise of any rights held under this Agreement unless such waiver is made expressly and in writing. Waiver by any Member of a breach or violation of any provision of this Agreement shall not constitute a waiver of any other subsequent breach or violation.

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

Nathan Nazario

Member Signature

Nathan Nazario

Member Full Name – Nathan Nazario

Chad Bonham (Apr 19, 2020)

Member Signature

Chad Bonham

Member Full Name – Chad Bonham

Ash Greyson (Apr 19, 2020)

Member Signature

Ash Greyson

Member Full Name – Ash Greyson

EXHIBIT 1
MEMBERS

<u>VOTING MEMBERS – CLASS A CAPITAL</u>   <u>OWNERSHIP PERCENTAGE (%)</u>

Nathan Nazario   34%
500 W. Keene Road
Apopka, FL 32703

Chad Bonham   33%
8312 S. Elder Avenue
Broken Arrow, OK 74011

Ash Greyson   33%
315 Morning Mist Lane
Franklin, TN 37064

EXHIBIT 2
CAPITAL CONTRIBUTIONS

<u>MEMBERS</u>   <u>CAPITAL CONTRIBUTIONS</u>

Nathan Nazario $ 731.55 – Cash
                                        -Business Development Services
                                        -Producer Services
                                        -Marketing Services
                                        -Creative Services

Ash Greyson $3,000.00 - Cash (Promissory Note through Called Higher Studios LLC;
                                        payable with interest to Called Higher Studios, LLC)
                                        -Business Development Services
                                        -Producer Services
                                        -Marketing Services

Chad Bonham   -Creative Services
                                        -Producer Services
                                        -Business Development Services